Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11

CDC CORPORATION,	:	CASE NO. 11-79079 -PWB

Debtor.	:

MOTION FOR ENTRY OF AN ORDER PURSUANT TO RULE 9019(a) OF THE

FEDERAL RULES OF BANKRUPTCY PROCEDURE: (1) AUTHORIZING AND

APPROVING A SETTLEMENT AGREEMENT RESOLVING DISPUTES BETWEEN

DEBTOR, THE EQUITY COMMITTEE, EVOLUTION PARTIES, AND DEFENDANT

PARTIES IN RELATED LITIGATION; (2) AUTHORIZING AND APPROVING A

SETTLEMENT AGREEMENT BETWEEN DEBTOR, THE EQUITY COMMITTEE,

AND DIRECTOR AND OFFICER AND OTHER PARTIES; AND (3) AUTHORIZING

RELEASE OF EVOLUTION RESERVE AND LITIGATION EXPENSE RESERVE

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above- captioned chapter 11 case (the “Debtor” or “CDC”), and files this “Motion for Entry of an Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure: (1) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, Evolution Parties, and Defendant Parties in Related Litigation; (2) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, and Director and Officer and Other Parties, and (3) Authorizing the Release of the Evolution Reserve and the Litigation Expense Reserve” (the “Motion”). In support, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409. The predicates for the relief requested are Sections 105 and 363 of Title 11 of the United States Code (the “Bankruptcy Code”) and Rules 6004, 9014 and 9019 of the Federal Rules of Bankruptcy Procedure (“Bankruptcy Rules”), or other applicable statutes or rules.

INTRODUCTION AND BACKGROUND

2. On October 4, 2011, Debtor filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code, commencing this Chapter 11 case (the “Bankruptcy Case”). Debtor has remained in possession of its assets and has continued to operate its business and manage its property as a debtor in possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code.

3. On December 23, 2011, the Official Committee of Equity Security Holders for CDC Corporation (the “Committee”) was appointed in the Debtor’s bankruptcy case. The Debtor and the Committee are referred to herein as the “Debtor Parties.”

4. On July 3, 2012, the Debtor Parties filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “First Amended Plan”; Docket No.475).

5. On August 29, 2012, the Debtor Parties filed the “Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 542) to make certain modifications to the First Amended Plan and to address certain matters raised in objections to confirmation.1 By Order entered September 6, 2012 (the “Confirmation Order”; Docket No. 551), the Court confirmed the Plan.

6. In accordance with the Plan and the Confirmation Order, before any of the Debtor’s assets are transferred to the Liquidation Trust and any subsequent distribution can be made to the holders of Beneficial Interests in the Liquidation Trust (i.e., equity security holders), appropriate reserves for Effective Date Available Cash, Disputed Claims, and Disputed Equity Interests must be established and approved by the Court. In addition, prior to any distribution to holders of Beneficial Interests in the Liquidation Trust, the Liquidation Trustee must reserve for Liquidation Trust Expenses to insure sufficient funds to pay such expenses.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

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7. On or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), Evolution CDC SPV Ltd. (“Evolution SPV”), Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”), Evo China Fund (“Evo China”) and E1 Fund, Ltd. (“E1 Fund”) (collectively, the “Evolution Parties”) filed an action alleging various torts against Aptean (f.k.a. CDC Software Corporation) (“CDC Software”), Wong Chung Kiu (a.k.a. C.K. Wong) (“C.K. Wong”), Yip Hak Yung (a.k.a. Peter Yip) (“Yip”), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited) (“APOL”), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien) (“Ch’ien”), Francis Kwok-Yu Au (“Au”), Donald L. Novajosky (“Novajosky”), Monish Bahl (“Bahl”), Thomas M. Britt III (“Britt”), Wong Kwong Chi (a.k.a. Simon Wong) (“S. Wong”), and Wang Cheung Yue (a.k.a. Fred Wang) (“Wang”) (collectively, the “NY Defendant Parties”) in the Supreme Court for the State of New York, styled: Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M), Evo China Fund and E1 Fund, Ltd. Vs. CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang), Index No. 651395/2012, which was subsequently removed by APOL to the United States Court for the Southern District of New York, Case No. 1:12-cv-04841 (AJN) (the “New York Action”).

8. On or about May 1, 2012, ECM filed Proof of Claim No. 30 in the Bankruptcy Case alleging various torts against the Debtor (the “ECM Proof of Claim”)

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9. The NY Defendant Parties have raised various claims for indemnification against the Debtor arising from the New York Action. A number of the NY Defendant Parties have filed proofs of claim in the Bankruptcy Case seeking indemnification from the Debtor for any and all losses, fees and expenses incurred by them in connection with the New York Action (collectively, the “Indemnity Claims”).

10. As a result of the New York Action and the ECM Proof of Claim, pursuant to Order of the Court dated October 18, 2012 (the “Evolution Reserve Order”; Docket No. 594), the Debtor has established two separate reserves: (a) the “Evolution Reserve” in the amount of $32,500,000.00, to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims; and (b) the “Litigation Expense Reserve” in the initial amount of $10,000,000.00 to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any of the NY Defendant Parties in the New York Action. As of October 31, 2012, Debtor had paid a total of $862,729.29 to counsel for various NY Defendant Parties. Thus, the balance in the Litigation Expense Reserve as of October 31, 2012 was $9,137,270.71.

11. On or about August 31, 2012, the Debtor filed an Adversary Complaint against the Evolution Parties alleging various breaches of a settlement agreement and challenging the ECM Proof of Claim, Adversary Proceeding No. 12-05441 (the “Adversary Proceeding”).

12. On or about October 17, 2012, ECM moved to withdraw the reference of certain portions of the Adversary Proceeding from the Bankruptcy Court to the United States District Court for the Northern District of Georgia.

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13. On or about November 6, 2012, the Committee filed an Intervenor Complaint against the Evolution Parties in the Adversary Proceeding.

14. In light of the risks, cost, and delays associated with the disputes between the Parties arising out of: (i) the New York Action, (ii) the ECM Proof of Claim, and (iii) the Adversary Proceeding, the Debtor Parties, the Evolution Parties, and the New York Defendant Parties (collectively, the “Parties”) have reached tentative agreements to settle all asserted and potential claims between or among the Parties arising out of or relating to these disputes. Debtor describes below the general terms of the settlements.

THE SETTLEMENT

15. The settlement terms are subject to complete documentation. The essential terms are reflected in the two interdependent agreements attached hereto, marked Exhibits “A” and “B,” and made a part hereof by reference. Upon finalization, the settlement agreements will be substantially similar to Exhibits “A” and “B.” Exhibit “A” is an agreement between the Evolution Parties, the Debtor Parties, and the NY Defendant Parties (the “Evolution Settlement Agreement”). Exhibit “B” is an agreement between the Debtor Parties and all of the NY Defendant Parties (the “Side Agreement”).

16. In general, the settlements provide as follows:

A. Following entry of an order approving the settlements, the Debtor shall pay the Evolution Parties the sum of Seven Million Eight Hundred Thousand Dollars ($7,800,000.00), and CDC Software will contemporaneously pay the Debtor $400,000.00;

B. All Parties shall mutually release each other from all claims related to or arising out of the New York Action;

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C. The New York Action and the Adversary Proceeding will be dismissed, with prejudice;

D. ECM will withdraw the ECM Proof of Claim; and

E. Sums reserved for the Evolution claims and indemnified litigation costs will be released.

The foregoing summary describes both settlements. Execution and approval of both settlements is a condition to either settlement.

RATIONALE FOR SETTLEMENT

17. Debtor, in the exercise of its business judgment, and with the agreement of the Committee, has concluded that the settlements are fair and reasonable. Debtor further contends that the settlements are in the best interest of Debtor, the estate of Debtor, and all parties in interest in this case.

COMPROMISE AND SETTLEMENT

18. The approval of a compromise and settlement in a bankruptcy case is within the sound discretion of this Court and will not be disturbed or modified on appeal unless approval or disapproval of the settlement is an abuse of discretion. Rivercity v. Herpel (In re Jackson Brewing Co.), 624 F.2d 599, 602-03 (5th Cir. 1980). In order to exercise its discretion properly, the Court must consider whether the compromise suggested falls below the “lowest point in the range of reasonableness.” Anaconda-Ericsson. Inc. v. Hessen (In re Teltronics Servs. Inc.), 762 F.2d 185, 189 (2d Cir. 1985).

19. The standard in the Eleventh Circuit for determining whether to approve a compromise under Rule 9019(a) is articulated in Wallis v. Justice Oaks II, Ltd. (In re Justice Oaks II, Ltd.), 898 F.2d 1544 (11th Cir. 1990), cert. denied, 498 U.S. 959 (1990):

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When a bankruptcy court decides whether to approve or disapprove a proposed settlement, it must consider:

(a) The probability of success in the litigation; (b) the difficulties, if any, to be encountered in the matter of collection; (c) the complexity of the litigation involved, and the expense, inconvenience and delay necessarily attending it; (d) the paramount interest of the creditors and a proper deference to their reasonable views in the premises.

Id. at 1549. In making the evaluation, a court must not rest its approval of the settlement on a resolution of the ultimate factual and legal issues underlying the compromised disputes. Teltronics, supra, 762 F.2d at 189. Rather, the court should consider the probable outcome of the litigation, including its advantages and disadvantages, and make a pragmatic decision based on all equitable factors. Florida Trailer and Equip. Co. v. Deal, 284 F.2d 567, 571 (5th Cir. 1960).

20. Bankruptcy Rule 9019(a) provides, in pertinent part, that “[o]n motion by the trustee and after notice and a hearing, the court may approve a compromise or settlement.” To assure that compromise is proper in a given case, a court should be apprised of the necessary facts for an intelligent, objective and educated evaluation and compare the “terms of the compromise with the likely rewards of litigation.” Protective Comm. for Indep. Stockholders of TMT Trailer Ferry. Inc. v. Anderson, 390 U.S. 414, 424-25 (1968).

21. In this instance, essentially all of the defendants in the New York Action have demanded indemnity against any damages assessed against them in favor of the Evolution Parties, and sought the Debtor’s advancement of defense costs arising out of the Evolution Parties’ assertion of claims against them. As a preliminary matter, with the exception of APOL and CDC Software, each of the NY Defendant Parties may have a right to indemnity and defense, under both governing association articles and by-laws and contractual undertakings. Accordingly, the Debtor has already commenced advancing defense costs, reserving its rights to contend that, under the circumstances here, no indemnity or defense is owed.

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22. The parties to the New York Action have not yet commenced discovery and are involved in motion practice regarding venue and remand. Upon information and belief, the Debtor alleges that, regardless of where the New York Action is heard, it will be a protracted and expensive litigation generating substantial legal fees and other costs. Among other things, there is a likelihood that discovery will be conducted in China and elsewhere in Asia. The New York Action involves numerous parties, each of whom may employ and embark on different litigation strategies that may increase the cost of the litigation.

23. The Debtor has advanced, to date, approximately $1,000,000 to the five defense firms who represent all of the NY Defendant Parties other than CDC Software.

24. Some of the actions of former officers and directors of the Debtor may give rise to liability to the Evolution Parties, although the Debtor believes that the Evolution Parties cannot establish causation and substantial injury arising therefrom. Suffice to say, however, that the merits of the New York Action are heavily disputed and uncertain, and in addition to the expenses of litigation, the defendants in the New York Action could be held responsible for sizable damage awards. That liability would likely flow through to the Estate by virtue of the Debtor’s indemnity obligations.

25. Finally, certain tax considerations make present settlement advantageous for both the Evolution Parties and equity holders in the Debtor. These considerations have created an atmosphere conducive to a reasonable settlement that permits payment of the settlement funds and maximum distribution to equity holders before year end. Failure to reach agreement and implement a settlement before January 1, 2013 will likely result in a lost opportunity to settle these disputes for many months, if not years.

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26. Given the complexity, uncertainty and costs associated with the disputes being resolved by these settlements, Debtor contends that the requirements of Bankruptcy Rule 9019 are met.

27. Debtor submits a proposed form of order, attached hereto, marked as Exhibit “C.” Debtor believes that the order form may change as the settlements are finalized and parties thereto comment further.

NOTICE

28. Debtor intends to give notice of the Motion and any hearing thereon (the “Motion Hearing”) to: (i) the Evolution Parties, (ii) all creditors and interest holders listed on Debtor’s matrix, (iii) counsel for the Committee, (iv) those parties who have filed requests for notice in Debtor’s case, and (v) the United States Trustee. Debtor submits that the foregoing is sufficient notice of the Motion and the Motion Hearing.

RELIEF FROM BANKRUPTCY RULE 6004(h)

29. Debtor requests that the Court make effective upon entry any Orders entered granting the relief sought in this Motion and abrogate any stay that may otherwise arise under Bankruptcy Rule 6004(h).

WHEREFORE, Debtor respectfully requests that the Court:

(A) Grant the Motion and all respects;

(B) Approve the settlements and authorize Debtor to carry out the actions needed to consummate under the settlements;

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(C) In accordance with and subject to the provisions of the Evolution Settlement Agreement, approve the release of the Evolution Reserve and the Litigation Expense Reserve;

(D) Order that the settlements and the Order approving the settlements are binding on the Bankruptcy Estate and the signatory parties’ successors and assigns, any Chapter 7 or 11 trustee at any time appointed, the Liquidation Trust, Liquidation Trustee, and any plan administrator;

(E) Order that the Order approving this Motion is effective upon entry and is not stayed under Bankruptcy Rule 6004(h); and

(F) Grant to Debtor such other and further relief as is just and proper.

Dated: December 12, 2012.

Atlanta, Georgia

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Counsel for Debtor

3343 Peachtree Road, NE. Suite 550	By:	/s/ James C. Cifelli
Atlanta, Georgia 30326-1022		James C. Cifelli
(404) 262-7373		Georgia Bar No. 125750
(404) 262-9911 facsimile		jcifelli@lcsenlaw.com

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EXHIBIT “A”

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (the “Agreement”) is made and entered into as of the             day of December, 2012, by and among: (1) CDC Corporation, as debtor and debtor-in-possession (“CDC” or “Debtor”) and the Official Committee of Equity Security Holders of Debtor CDC Corporation (“Committee”) (together, the “Debtor Parties”); (2) Evolution Capital Management, LLC (“ECM”), Evolution CDC SPV Ltd. (“Evolution SPV”), Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”), Evo China Fund (“Evo China”) and E1 Fund, Ltd. (“E1 Fund”) (collectively, the “Evolution Parties”); and (3) Aptean (f.k.a. CDC Software Corporation) (“CDC Software”), Wong Chung Kiu (a.k.a. C.K. Wong) (“C.K. Wong”), Yip Hak Yung (a.k.a. Peter Yip) (“Yip”), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited) (“APOL”), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien) (“Ch’ien”), Francis Kwok-Yu Au (“Au”), Donald L. Novajosky (“Novajosky”), Monish Bahl (“Bahl”), Thomas M. Britt III (“Britt”), Wong Kwong Chi (a.k.a. Simon Wong) (“S. Wong”), and Wang Cheung Yue (a.k.a. Fred Wang) (“Wang”) (collectively, the “NY Defendant Parties”), each of which is a “Party” and all together are the “Parties.”

RECITALS

WHEREAS, on October 4, 2011, CDC filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C §§ 101-1532 (as amended, the “Bankruptcy Code”), Case No. 11-79079-PWB (the “Bankruptcy Case”) pending in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”);

WHEREAS, on or about April 27, 2012, the Evolution Parties filed an action alleging various torts against the NY Defendant Parties in the Supreme Court for the State of New York, entitled Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M), Evo China Fund and E1 Fund, Ltd. Vs. CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang), Index No. 651395/2012, which was subsequently removed by APOL to the United States Court for the Southern District of New York, Case No. 1:12-cv-04841 (AJN) (the “New York Action”);

WHEREAS, on or about May 1, 2012, ECM filed a Proof of Claim in the Bankruptcy Case alleging various torts against the Debtor (the “ECM Proof of Claim”);

WHEREAS, the NY Defendant Parties have raised various claims for indemnification against the Debtor arising from the New York Action (the “Indemnity Claims”);

WHEREAS, on or about August 31, 2012, Debtor filed an Adversary Complaint alleging various breaches of a settlement agreement against the Evolution Parties and challenging the ECM Proof of Claim, Adversary Proceeding No. 12-05441 (the “Adversary Proceeding”);

WHEREAS, on or about October 17, 2012, ECM moved to withdraw the reference of certain portions of the Adversary Proceeding from the Bankruptcy Court to the United States District Court for the Northern District of Georgia;

WHEREAS, on or about November 6, 2012, the Committee filed an Intervenor Complaint against the Evolution Parties in the Adversary Proceeding;

WHEREAS, in light of the risks, cost, and delays associated with the disputes between the Parties arising out of: (i) the New York Litigation, (ii) the ECM Proof of Claim, and (iii) the Adversary Proceeding, the Parties have reached an agreement to settle all asserted and potential claims between or among the Parties arising out of or relating to these disputes in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE for and in consideration of TEN AND NO/100 DOLLARS ($10.00) in hand paid each to the other, the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Definitions. In addition to the terms that are defined elsewhere in this Agreement, the following terms shall have the following meanings ascribed to them:

Approval Order shall mean an Order entered by the Bankruptcy Court in the Bankruptcy Case approving this Agreement and authorizing Debtor to perform under this Agreement, which Order shall, among other things, expressly provide that it will be binding upon any Chapter 7 or Chapter 11 trustee at any time appointed, and be in form and substance satisfactory to the Debtor Parties and the Evolution Parties.

Claims shall mean any and all claims (whether for indemnification, contribution or otherwise), manner of actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extants, executions, liens, obligations, liabilities, demands, losses, costs and expenses (including attorney’s fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, matured or unmatured, in law, equity, admiralty, bankruptcy or otherwise; provided, however, that, notwithstanding anything contained herein to the contrary, “Claims” shall not include any obligations due and owing in connection with the Indemnity Claims or the Indemnity Obligations.

Estate shall mean the bankruptcy estate in the Bankruptcy Case, including all property of such estate under Section 541 of the Bankruptcy Code, and any successors thereto.

Indemnity Obligations shall mean any and all obligations that the Debtor or any other Party may have to indemnify or otherwise compensate any of the NY Defendant Parties for any and all losses, fees and expenses incurred by the NY Defendant Parties in connection with the New York Action on account of the Indemnity Claims or otherwise; provided, however, that the Parties stipulate that the Evolution Parties have no Indemnity Obligations and this paragraph shall not be construed to mean that any of the Evolution Parties have any Indemnity Obligations.

Person shall mean any individual, partnership, corporation, limited liability company, limited liability partnership, joint venture, trust, or unincorporated organization or association, any “doing business as” entity, any other form of business or commercial entity, or a government or any governmental agency or political subdivision.

Settlement Date shall mean the date upon which the Approval Order is entered.

2. Settlement Amount.

(a) To the Evolution Parties. The Debtor shall – no later than five (5) business days after entry of the Approval Order, and without further order of the Bankruptcy Court – pay to the Evolution Parties, on account of its obligations to indemnify one or more of the NY Defendant Parties, the sum of Seven Million Eight Hundred Thousand Dollars ($7,800,000.00) (the “Payment”). Payment shall be made in full by wire transmission to ECM in accordance with the wire instructions provided in Section 8 of this Agreement, unless otherwise agreed by ECM in writing. For the avoidance of doubt, no payment into escrow, to the Bankruptcy Court, or to any party or intermediary other that an entity so designated in writing by ECM shall be deemed a Payment under this Agreement. The date the wire transmission is completed is the “Payment Date.”

(b) To CDC. Software shall – no later than five (5) business days after entry of the Approval Order, and without further order of the Bankruptcy Court – pay to CDC $400,000.00. Payment shall be made in full by wire transmission to CDC in accordance with the wire instructions provided in Section 8 of this Agreement, unless otherwise agreed to by CDC.

3. Releases.

(a) Of the Evolution Parties. Effective upon the Payment Date, the Debtor Parties and NY Defendant Parties, on behalf of themselves, the Estate, and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, in-house counsel, heirs, spouses, predecessors in interest, successors in interest, and assigns (the “CDC Releasors”), do hereby remise, release, acquit and forever discharge the Evolution Parties and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “Evolution Releasees”), from any and all Claims which the CDC Releasors had, ever had or now have against any of the Evolution Parties, whether known or unknown, for, upon, or by reason of any manner, cause, or thing whatsoever from the beginning of the world to the date of this Release, or which may hereafter arise out of or be connected with, any act of commission or omission of the Evolution Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the Evolution Releasees on account of any of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims for breach of this Settlement Agreement or release of any of the Indemnity Obligations.

(b) Of the Debtor Parties and NY Defendant Parties. Effective upon the Payment Date, the Evolution Parties, on behalf of themselves and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, in-house counsel, heirs, spouses, predecessors in interest, successors in interest, and assigns (the “Evolution Releasors”), do hereby remise, release, acquit and forever discharge the Debtor Parties and NY Defendant Parties and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “CDC Releasees”), from any and all Claims which the Evolution Releasors had, ever had or now have against any of the Debtor Parties or NY Defendant Parties, whether known or unknown, for, upon, or by reason of any manner, cause, or thing whatsoever from the beginning of the world to the date of this Release, or which may hereafter arise out of or be connected with, any act of commission or omission of the CDC Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the CDC Releasees on account of any of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims for breach of this Settlement Agreement or release of any of the Indemnity Obligations.

4. Dismissal of Actions and Release of ECM Reserve. After entry of the Approval Order and no later than five (5) business days after the Payment being wired as per this Agreement: (i) the Evolution Parties shall dismiss, or cause to be dismissed, the New York Action with prejudice and with each party to bear its own costs; (ii) ECM and Debtor shall withdraw, or cause to be withdrawn, the ECM Proof of Claim; and (iii) the Debtor Parties shall dismiss, or cause to be dismissed, the Adversary Proceeding with prejudice and with each party to bear its own costs. Notwithstanding anything herein to the contrary, the foregoing shall not limit, amend, modify or otherwise affect the Indemnity Obligations in any way.

5. Release of Evolution and Litigation Expense Reserves. Upon Payment being wired to the Evolution Parties as provided herein, the $32.5 million reserve for the ECM Proof of Claim may be released to the Estate and all but $1.0 million of the Litigation Expense Reserve may be released. Upon satisfaction in full of all claims for reimbursement of litigation expense costs of those NY Defendant Parties to whom Debtor has acknowledged an obligation to pay defense costs, any remaining Litigation Expense Reserve may be released to the Estate.

6. Approval of Bankruptcy Court. This Agreement shall not become effective unless and until approved by entry of the Approval Order by the Bankruptcy Court after such notice to creditors and other parties in interest and a hearing or opportunity for hearing, as deemed appropriate by the Bankruptcy Court. Upon the execution and delivery of this Agreement by each Party hereto, CDC promptly shall file in the Bankruptcy Case a motion (the “Settlement Motion”) seeking expedited Bankruptcy Court approval of this Agreement in the month of December, 2012. The Parties shall cooperate in seeking Bankruptcy Court approval of this Agreement and shall use their best efforts to have the Approval Order entered by December 19, 2012, including, without limitation, attending any hearing before the Bankruptcy Court on the Settlement Motion, such that Payment is made and the ECM Reserve is released by December 31, 2012.

7. Notices. All notices, requests and demands to or upon a Party shall be in writing and sent by facsimile transmission and overnight courier, and, unless otherwise expressly provided herein, shall be deemed to have been validly served by the sending Party on the date of transmission and deemed received by the noticed Party one (1) business day after transmission, when addressed as follows:

If to Debtor Parties:	Marcus A. Watson
Finley, Colmer and Company
5565 Glenridge Connector, Suite 200
Atlanta, GA 30342
Tel: (770) 668-0637
Fax: (678) 579-5808

With a copy to:	James C. Cifelli
Gregory D. Ellis
Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326
Telephone: (404) 262-7373
Facsimile: (404) 262-9911

J. David Dantzler, Jr.
Troutman Sanders, LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, GA 30308-2216
Telephone: (404) 885-3314
Facsimile: (404) 962-6799

If to Evolution Parties:	Richard Chisholm
Evolution Capital Management LLC
2425 Olympic Blvd, Suite 120 E
Santa Monica, California 90404
Tel: (310) 315-8861
Fax: (310) 315-8881

With a copy to:	Aaron M. Zeisler
Satterlee Stephens Burke & Burke LLP
230 Park Avenue, 11th Floor
New York, New York 10169
Tel: (212) 404-8737
Fax: (212) 818-9606

-and-

C. Edward Dobbs
Parker, Hudson, Rainer & Dobbs, LLP
1500 Marquis Two Tower
285 Peachtree Center Avenue, NE
Atlanta, GA 30303
Telephone: (404) 420-5529
Facsimile: (404) 522-8409

If to NY Def. Parties:	Daniel P. Goldberg
Holwell Shuster & Goldberg LLP
125 Broad Street, 39th Floor
New York, NY 10004
Telephone: (646) 837-5154
With a copy to:	Facsimile: (646) 837-5150

Counsel for Peter Yip and Asia Pacific Online Ltd.

Eric Lopez Schnabel
Christopher G. Karagheuzoff
Dorsey & Whitney LLP
51 West 52nd Street
New York, New York 10019-6119
Telephone: 212.415.9200
Facsimile: 212.953.7201

Counsel for Wong Chung Kiu (a.k.a. C.K. Wong), Ch’ien
Kuo Fung (a.k.a. Raymond Ch’ien), Thomas M. Britt III,
Wong Kwong Chi (a.k.a. Simon Wong), and Wang
Cheung Yue (a.k.a. Fred Wang)

[insert]

[insert]

Any Party may change the address at which that Party shall receive notice or the name of the person receiving a copy of such notice by furnishing the other Party a change of address or change of person receiving copies of notice in the manner set forth herein for the giving of notices. A notice of change of address or change of person receiving copies shall become effective five (5) business days after delivery.

8. Wire Instructions. Payment of the Settlement Amount shall be by means of a wire transfer of immediately available funds to ECM in accordance with the following wire transfer instructions:

Bank: Bank of America N.A

9. No Admission of Liability. This Agreement shall not in any way be construed as an admission by any Party of any acts of misconduct whatsoever against any other Party or Person, and all Parties specifically disclaim any liability to any other Party or Person, except as otherwise stated in this Agreement. The Parties specifically acknowledge and agree that this Agreement is made to compromise and settle the Parties’ respective rights, defenses and Claims and that neither this Agreement nor any action taken pursuant to this Agreement shall be offered or received in evidence in any action or proceeding as an admission of liability or wrongdoing of any nature on the part of any Party.

10. Authority. Subject to the entry of the Approval Order, each of the Parties represents and warrants to the other that it has full power and authority to enter into this Agreement.

11. No Prior Transfer or Assignment. Each Party hereby represents and warrants that every Claim or other matter released by such Party under Section 3 of this Agreement: (a) has not heretofore been assigned or encumbered by such Party (or if previously assigned or encumbered by a Party, has been assigned back to such Party and the encumbrance released) and is not the subject of a transfer (as the term “transfer” is defined in 11 U.S.C. §101(54)), by such Party; and (b) such Party owns and has the power to grant the releases which said Party is purporting to release under Section 3 of this Agreement.

12. Certain Representations and Warranties. Each of the Parties represents and warrants to the others, as an inducement for the others to enter into this Agreement, that:

(a) Such Party has read and understands all of the terms and conditions set forth in this Agreement;

(b) Such Party has had the benefit of legal counsel of its own choosing in deciding to execute this Agreement;

(c) Such Party, without promise of benefit other than as set forth herein, is voluntarily entering into this settlement;

(d) There is good and valid consideration to support such Party’s entering into this Agreement and to bind such Party by the terms and conditions of this Agreement; and

(e) Such Party was not coerced, threatened or otherwise forced to sign this Agreement, and its signature appearing below is voluntary and genuine and was duly and validly authorized and given.

13. Parties to Bear Own Costs. Except as otherwise stated in this Agreement, each Party to this Agreement shall bear its own costs (including attorneys’ fees) incurred in connection with the negotiation, preparation and execution of this Agreement and any other agreements, instruments, or documents executed in accordance with the terms of this Agreement. Notwithstanding the foregoing or anything else contained herein to the contrary, nothing in this Agreement shall constitute or be deemed to be a release, waiver, or modification, or otherwise affect any of the Indemnity Claims or the Indemnity Obligations.

14. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, and the signature pages from any counterpart may be appended to any other counterpart to assemble fully-executed counterparts. Counterparts of this Agreement also may be exchanged via electronic facsimile machines or computer, and any such electronic transmission of any Party’s signature shall be deemed to be an original signature for all purposes.

15. Entire Agreement. This Agreement sets forth all of the promises, covenants, agreements, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, each Party specifically warrants that this Agreement is executed without reliance upon any statement or representation by the other Party, except as expressly stated in this Agreement,

16. Amendment. The terms of this Agreement shall not be altered, amended, modified or otherwise changed in any respect except by a writing duly executed by all the Parties.

17. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

18. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Parties, the Estate, and the respective agents, legal representatives, successors, transferees, administrators, heirs and assigns of the Parties, including, without limiting the foregoing, any subsequent committee, Chapter 7 Trustee, Chapter 11 Trustee, Liquidation Trust, Liquidation Trustee, or plan administrator. No Chapter 11 plan of reorganization or liquidation proposed by CDC or confirmed by the Bankruptcy Court shall amend or alter any of the covenants, obligations, terms or conditions of this Agreement.

19. Construction. Should any provision of this Agreement require interpretation, the Parties agree that the judicial body or arbitration forum interpreting or construing such provision shall not apply any assumption that the terms of this Agreement shall be more strictly construed against any Party because of the rule of construction that an instrument is to be construed more strictly against the drafting Party, each Party hereby acknowledging and agreeing that all Parties and their respective agents have participated in the preparation of this Agreement.

20. Section Headings; References: Gender and Number. The titles of the Sections herein have been inserted as a matter of convenience and for reference only and shall not control or affect the meaning or construction of any of the terms or the provisions in the Section. Words of any gender used in this Agreement shall be deemed to include the other gender or the neuter, and words in the singular shall be deemed to include the plural and the plural to include the singular when the sense requires,

21. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of New York.

22. No Waiver. No failure of a Party to notify any other Party of any default shall prejudice any remedy for any subsequent defaults. No failure of a Party to insist on strict compliance by any other Party with its obligations under this Agreement and no custom or practice of the Parties in variance with the terms of this Agreement shall constitute a waiver of the patty’s right to demand exact compliance with the terms of this Agreement. Any waiver by a Party of a default shall be limited to the particular instance and shall not operate or be deemed to waive any further default.

23. Further Documents. Each Party agrees to execute promptly any and all documents and to do and perform any and all acts and things reasonably necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

24. Bankruptcy Court Jurisdiction. An action for breach of this Agreement shall be brought only in the Bankruptcy Court, which shall retain jurisdiction over the subject matter and the Parties for this purpose.

25. Restoration. In the event that the Bankruptcy Court denies approval of this Agreement, this Agreement shall terminate and be null and void and have no further force or effect and the Parties shall be restored to their respective factual and legal positions which existed immediately prior to execution of this Agreement.

26. Party in Interest. Nothing in this Agreement shall be construed to prohibit any Party from appearing as a party in interest in any matter to be adjudicated in the Bankruptcy Case so long as such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement.

IN WITNESS WHEREOF, the Parties have at their hands and seals, or their appropriate officer or agent has executed this Agreement, on the date first written above.

CDC Corporation		Evolution CDC SPV Ltd.

By:	Marcus A. Watson	By:

Its:	Chief Restructuring Officer	Its:

Evolution Capital Management, LLC		Evolution Master Fund Ltd., SPC, Segregated Portfolio M

By:		By:

Its:		Its:

Evo China Fund		E1 Fund, Ltd.

By:		By:

Its:		Its:

Aptean		Asia Pacific Online Limited

By:		By:

Its:		Its:

Wong Chung Kiu (a.k.a. C.K. Wong)		Monish Bahl

Yip Hak Yung (a.k.a. Peter Yip)		Thomas M. Britt III

Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien)	Wong Kwong Chi (a.k.a. Simon Wong)

Francis Kwok-Yu Au	Wang Cheung Yue (a.k.a. Fred Wang)

Donald L. Novajosky

EXHIBIT “B”

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (the “Agreement”) is made and entered into as of the             day of December, 2012, by and among: (1) CDC Corporation, as debtor and debtor-in-possession (“CDC” or “Debtor”) and the Official Committee of Equity Security Holders of Debtor CDC Corporation (“Committee”) (together, the “Debtor Parties”); (2) Aptean (f.k.a. CDC Software Corporation) (“CDC Software”); and (3) Wong Chung Kiu (a.k.a. C.K. Wong) (“C.K. Wong”), Yip Hak Yung (a.k.a. Peter Yip) (“Yip”), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited) (“APOL”), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien) (“Ch’ien”), Francis Kwok-Yu Au (“Au”), Donald L. Novajosky (“Novajosky”), Monish Bahl (“Bahl”), Thomas M. Britt III (“Britt”), Wong Kwong Chi (a.k.a. Simon Wong) (“S. Wong”), and Wang Cheung Yue (a.k.a. Fred Wang) (“Wang”) (collectively, the “NY Defendant Parties”), each of which is a “Party” and all together are the “Parties.”)

RECITALS

WHEREAS, on October 4, 2011, CDC filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C §§ 101-1532 (as amended, the “Bankruptcy Code”), Case No. 11-79079-PWB (the “Bankruptcy Case”) pending in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”);

WHEREAS, on or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), Evolution CDC SPV Ltd. (“Evolution SPV”), Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”), Evo China Fund (“Evo China”) and E1 Fund, Ltd. (“E1 Fund”) (collectively, the “Evolution Parties”) filed an action alleging various torts against the NY Defendant Parties in the Supreme Court for the State of New York, entitled Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M), Evo China Fund and E1 Fund, Ltd. Vs. CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang), Index No. 651395/2012, which was subsequently removed by APOL to the United States Court for the Southern District of New York, Case No. 1:12-cv-04841 (AJN) (the “EVO II Action”));

WHEREAS, the EVO II Action arises out of a prior action in the Supreme Court for the State of New York entitled Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. v. CDC Corporation, Index No. 650749/2009, and a prior action in the Supreme Court for the State of New York entitled CDC Corporation v. Evolution Capital Management LLC, Evolution Capital Management Asia, Ltd., Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M, Evolution Master Fund Ltd., SPC, and E1 Fund, Ltd., Index No. 600526/2010 (together with the EVO II Action, the “New York Actions”);

WHEREAS, on or about May 1, 2012, ECM filed a Proof of Claim in the Bankruptcy Case alleging various torts against the Debtor (the “ECM Proof of Claim”);

WHEREAS, the NY Defendant Parties have raised various claims for indemnification against the Debtor and/or CDC Software arising from the New York Actions (the “Indemnity Claims”), and CDC has agreed to advance defense costs to some of the NY Defendant Parties pursuant to deeds of indemnity, articles of association, and/or other contractual arrangements;

WHEREAS, on or about August 31, 2012, Debtor filed an Adversary Complaint alleging various breaches of a settlement agreement against the Evolution Parties and challenging the ECM Proof of Claim, Adversary Proceeding No. 12-05441 (the “Adversary Proceeding”);

WHEREAS, on or about October 17, 2012, ECM moved to withdraw the reference of certain portions of the Adversary Proceeding from the Bankruptcy Court to the United States District Court for the Northern District of Georgia;

WHEREAS, on or about October 18, 2012, the Bankruptcy Court entered an Order establishing certain reserves including for the payment of the Indemnity Claims (the “Reserve Order”);

WHEREAS, on or about November 6, 2012, the Committee filed an Intervenor Complaint against the Evolution Parties in the Adversary Proceeding;

WHEREAS, in light of the risks, cost, and delays associated with the disputes between the Parties arising out of: (i) the New York Actions, (ii) the ECM Proof of Claim, and (iii) the Adversary Proceeding, the Debtor Parties, CDC Software, the Evolution Parties, and the NY Defendant Parties (the “EVO Settlement Parties”) have reached an agreement to settle all asserted and potential claims between or among the EVO Settlement Parties arising out of or relating to these disputes in accordance with the terms and conditions set forth in that certain Settlement Agreement dated December     , 2012 (the “EVO Settlement”); and

WHEREAS, as partial inducement to enter into the EVO Settlement, the terms of which are incorporated herein by reference, the Parties desire to settle certain asserted and potential claims between or among the Parties.

NOW THEREFORE for and in consideration of TEN AND NO/100 DOLLARS ($10.00) in hand paid each to the other, the mutual covenants contained in this Agreement and in the EVO Settlement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Definitions. In addition to the terms that are defined elsewhere in this Agreement, the following terms shall have the following meanings ascribed to them, unless the context requires otherwise:

Approval Order shall mean an Order entered by the Bankruptcy Court in the Bankruptcy Case approving this Agreement and authorizing the Debtor to perform under this Agreement, which Order shall, among other things, expressly provide that it will be binding upon any Chapter 7 or Chapter 11 trustee at any time appointed, be in form and substance reasonably satisfactory to the Parties, and shall expressly provide for an amendment of the Reserve Order, as necessary, consistent with the provisions of Section 2 set forth herein.

Claims shall mean any and all claims (whether for indemnification, contribution or otherwise), manner of actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extants, executions, liens, obligations, liabilities, demands, losses, costs and expenses (including attorneys fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, matured or unmatured, in law, equity, admiralty, bankruptcy or otherwise.

Debtor’s Contribution Claims shall mean any and all Claims to recover, return, clawback, avoid, and/or otherwise seek contribution from any of the NY Defendant Parties on account of the NY Indemnity Obligations, including any advancement or conditional payment of the NY Indemnity Obligations.

Estate shall mean the bankruptcy estate in the Bankruptcy Case, including all property of such estate under Section 541 of the Bankruptcy Code, and any successors thereto.

EVO Approval Order shall mean an Order entered by the Bankruptcy Court in the Bankruptcy Case approving the EVO Settlement and authorizing Debtor to perform under the EVO Settlement, which Order shall, among other things, expressly provide that it will be binding upon any Chapter 7 or Chapter 11 trustee at any time appointed.

NY Defendant Invoices shall mean all invoices (1) for legal fees and expenses incurred by the NY Defendant Parties in connection with the New York Actions and/or the NY Indemnity Obligations that the Debtor Parties have already paid to or on behalf of the NY Defendant Parties pursuant to the Reserve Order; (2) for reasonable and necessary legal fees and expenses incurred by the NY Defendant Parties in connection with the New York Actions and/or the NY Indemnity Obligations submitted to, but not yet paid by, the Debtor Parties in accordance with the Reserve Order, and (3) and all other invoices that the NY Defendant Parties shall submit to the Debtor for amounts reasonably and necessarily due and owing in connection with the NY Indemnity Obligations and/or the New York Actions, including all unpaid legal fees and expenses.

NY Indemnity Obligations shall mean any and all obligations that the Debtor or any other Party, including but not limited to CDC Software, may have to indemnify or otherwise compensate any of the NY Defendant Parties for any and all losses, fees and expenses incurred by the NY Defendant Parties in connection with the New York Actions on account of the Indemnity Claims or otherwise, whether such obligations arise out of deeds of indemnity, articles of association, and/or separate agreements or undertakings.

Other Indemnity Obligations shall mean any and all obligations that the Debtor or any other Party, including but not limited to CDC Software, may have to indemnify or otherwise compensate any of the NY Defendant Parties for any and all losses, fees and expenses incurred by the NY Defendant Parties other than in connection with the New York Actions whether such obligations arise out of deeds of indemnity, articles of association, and/or separate agreements or undertakings.

Person shall mean any individual, partnership, corporation, limited liability company, limited liability partnership, joint venture, trust, or unincorporated organization or association, any “doing business as” entity, any other form of business or commercial entity, or a government or any governmental agency or political subdivision.

Settlement Date shall mean the date upon which both the Approval Order and EVO Approval Order have been entered by the Bankruptcy Court.

2. Settlement Amount. The Debtor shall pay all NY Defendant Invoices. Within five (5) business days after the Settlement Date, the NY Defendant Parties shall submit to the Debtor any NY Defendant Invoices that have not yet been submitted and/or paid. The Debtor shall – no later than two (2) business days after receipt by the Debtor of the NY Defendant Invoices, and without further order of the Bankruptcy Court – pay to the NY Defendant Parties all amounts due and owing under the NY Defendant Invoices (the “Payment”). Payments shall be made in full by wire transmissions to each of the NY Defendant Parties in accordance with the wire instructions provided in Section 6 of this Agreement, unless otherwise agreed to by the NY Defendant Parties. For the avoidance of doubt, no payment into escrow, to the Bankruptcy Court, or to any party or intermediary other that an entity so designated in writing by the NY Defendant Parties shall be deemed a Payment under this Agreement. The date that the last wire transmission required under this Agreement is completed is the “Payment Date.” To the extent any term set forth in this Section 2 shall contradict any of the terms set forth in the Reserve Order, the terms of this Section 2 shall control and this Agreement shall be deemed to be an amendment of the Reserve Order, as necessary.

3. Releases.

(a) Of the NY Defendant Parties. Effective upon the Payment Date, the Debtor Parties and CDC Software, on behalf of themselves, the Estate, and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, assigns, and any litigation or liquidating trust or trustee arising out of the confirmed plan of reorganization or liquidation in the Debtor’s Bankruptcy Case (the “CDC Releasors”), do hereby remise, release, acquit and forever discharge the NY Defendant Parties and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “NY Defendant Releasees”), from any and all Claims, including the Debtor’s Contribution Claims, which the CDC Releasors may have, or claim to have, now or which may hereafter arise out of, relate to, or be connected with the New York Actions, including any act of commission or omission of the NY Defendant Releasees existing or occurring prior to the Settlement Date, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the NY Defendant Releasees on account of any of the Claims released herein; provided, however, that nothing herein shall be construed to release Claims for breach of this Agreement and any Claims against the CDC Releasors’ former officers and directors arising out of conduct, activities, and transactions not arising out of, in connection with, or related to the New York Actions. For avoidance of doubt, the CDC Releasors expressly release any right they might otherwise have to recover from the NY Defendant Releasees any amounts that have been or will be paid on account of the NY Defendant Invoices or the EVO Settlement.

(b) Of the Debtor Parties and CDC Software. Effective upon the Payment Date, the NY Defendant Parties, on behalf of themselves and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, and assigns (the “NY Defendant Releasors”), do hereby remise, release, acquit and forever discharge the Debtor Parties and CDC Software and their past and present officers, directors, members, employees, principals, agents, shareholders, parents, subsidiaries, affiliates, representatives, attorneys, heirs, spouses, predecessors in interest, successors in interest, attorneys and assigns (the “CDC Releasees”), from any and all NY Indemnity Obligations which the NY Defendant Releasors may have, or claim to have, now or which may hereafter arise out of, relate to, or be connected with the New York Actions, and will not initiate, or encourage other persons or entities to initiate, or file any complaint, proceeding, grievance, appeal or action in any capacity in any forum against the CDC Releasees on account of the NY Indemnity Obligations released herein; provided, however, that nothing herein shall be construed to release Claims arising from, related to, or in connection with breach of this Agreement, the NY Defendant Invoices, the Other Indemnity Obligations, and Claims or interests in the Debtor Parties unrelated to the New York Actions including any proofs of claim and proofs of interest filed in the Debtor’s Bankruptcy Case.

4. Approval of Bankruptcy Court. This Agreement shall not become effective unless and until approved by entry of both the Approval Order and EVO Approval Order by the Bankruptcy Court after such notice to creditors and other parties in interest and a hearing or opportunity for hearing, as deemed appropriate by the Bankruptcy Court. The Debtor promptly shall file in the Bankruptcy Case a motion (the “Settlement Motion”) seeking expedited Bankruptcy Court approval of this Agreement in the month of December, 2012. The Parties shall cooperate in seeking Bankruptcy Court approval of this Agreement and shall use their best efforts to have the Approval Order entered by December 19, 2012, including, without limitation, attending any hearing before the Bankruptcy Court on the Settlement Motion, such that each of the Payments is made by December 31, 2012.

5. Notices. All notices, requests and demands to or upon a Party shall be in writing and sent by facsimile transmission and overnight courier, and, unless otherwise expressly provided herein, shall be deemed to have been validly served by the sending Party on the date of transmission and deemed received by the noticed Party one (1) business day after transmission, when addressed as follows:

If to Debtor Parties:	Marcus A. Watson
Finley, Colmer and Company
5565 Glenridge Connector, Suite 200
Atlanta, GA 30342
Tel: (770) 668-0637
Fax: (678) 579-5808

With a copy to:	James C. Cifelli
Gregory D. Ellis
Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.
3343 Peachtree Road, NE
East Tower, Suite 550
Atlanta, GA 30326
Telephone: (404) 262-7373
Facsimile: (404) 262-9911

David Dantzler
[insert]

If to CDC Software:	[insert]

With a copy to:	[insert]

If to NY Def. Parties:	[insert]

With a copy to:	[insert]

Any Party may change the address at which that Party shall receive notice or the name of the person receiving a copy of such notice by furnishing the other Party a change of address or change of person receiving copies of notice in the manner set forth herein for the giving of notices. A notice of change of address or change of person receiving copies shall become effective five (5) business days after delivery.

6. Wire Instructions. Payment of the Settlement Amount shall be by means of wires to each of the NY Defendant Parties in accordance with the following wire transfer instructions:

Correspondent Bank:                                     JP Morgan Chase Bank NA, New York

[insert]

7. No Admission of Liability. This Agreement shall not in any way be construed as an admission by any Party of any acts of misconduct whatsoever against any other Party or any other Person, and all Parties specifically disclaim any liability to any other Party or any other Person, except as otherwise stated in this Agreement. The Parties specifically acknowledge and agree that this Agreement is made to compromise and settle the Parties’ respective rights, defenses and Claims and that neither this Agreement nor any action taken pursuant to this Agreement shall be offered or received in evidence in any action or proceeding as an admission of liability or wrongdoing of any nature on the part of any Party.

8. Authority. Subject to the entry of the Approval Order, each of the Parties represents and warrants to the other that it has full power and authority to enter into this Agreement.

9. No Prior Transfer or Assignment. Each Party hereby represents and warrants that every Claim or other matter released by such Party under Section 3 of this Agreement: (a) has not heretofore been assigned or encumbered by such Party (or if previously assigned or encumbered by a Party, has been assigned back to such Party and the encumbrance released) and is not the subject of a transfer (as the term “transfer” is defined in 11 U.S.C. §101(54)), by such Party; and (b) such Party owns and has the power to grant the releases which said Party is purporting to release under Section 3 of this Agreement.

10. Certain Representations and Warranties. Each of the Parties represents and warrants to the others, as an inducement for the others to enter into this Agreement, that:

(a) Such Party has read and understands all of the terms and conditions set forth in this Agreement;

(b) Such Party has had the benefit of legal counsel of its own choosing in deciding to execute this Agreement;

(c) Such Party, without promise of benefit other than as set forth herein, is voluntarily entering into this settlement;

(d) There is good and valid consideration to support such Party’s entering into this Agreement and to bind such Party by the terms and conditions of this Agreement; and

(e) Such Party was not coerced, threatened or otherwise forced to sign this Agreement, and its signature appearing below is voluntary and genuine and was duly and validly authorized and given.

12. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, and the signature pages from any counterpart may be appended to any other counterpart to assemble fully-executed counterparts. Counterparts of this Agreement also may be exchanged via electronic facsimile machines or computer, and any such electronic transmission of any Party’s signature shall be deemed to be an original signature for all purposes.

13. Entire Agreement. This Agreement sets forth all of the promises, covenants, agreements, conditions and understandings between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, express or implied, each Party specifically warrants that this Agreement is executed without reliance upon any statement or representation by the other Party, except as expressly stated in this Agreement,

14. Amendment. The terms of this Agreement shall not be altered, amended, modified or otherwise changed in any respect except by a writing duly executed by all the Parties.

15. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

16. Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Parties, the Estate, and their respective agents, legal representatives, successors, transferees and assigns, including, without limiting the foregoing, any subsequent committee, Chapter 7 Trustee, Chapter 11 Trustee, or plan administrator. No Chapter 11 plan of reorganization or liquidation proposed by CDC or confirmed by the Bankruptcy Court shall amend or alter any of the covenants, obligations, terms or conditions of this Agreement.

17. Construction. Should any provision of this Agreement require interpretation, the Parties agree that the judicial body or arbitration forum interpreting or construing such provision shall not apply any assumption that the terms of this Agreement shall be more strictly construed against any Party because of the rule of construction that an instrument is to be construed more strictly against the drafting Party, each Party hereby acknowledging and agreeing that all Parties and their respective agents have participated in the preparation of this Agreement.

18. Section Headings; References: Gender and Number. The titles of the Sections herein have been inserted as a matter of convenience and for reference only and shall not control or affect the meaning or construction of any of the terms or the provisions in the Section. Words of any gender used in this Agreement shall be deemed to include the other gender or the neuter, and words in the singular shall be deemed to include the plural and the plural to include the singular when the sense requires,

19. Governing Law. This Agreement shall be construed under and governed by the internal laws of the State of New York.

20. No Waiver. No failure of a Party to notify any other Party of any default shall prejudice any remedy for any subsequent defaults. No failure of a Party to insist on strict compliance by any other Party with its obligations under this Agreement and no custom or practice of the Parties in variance with the terms of this Agreement shall constitute a waiver of the patty’s right to demand exact compliance with the terms of this Agreement. Any waiver by a Party of a default shall be limited to the particular instance and shall not operate or be deemed to waive any further default.

21. Further Documents. Each Party agrees to execute promptly any and all documents and to do and perform any and all acts and things reasonably necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

22. Bankruptcy Court Jurisdiction. An action for breach of this Agreement shall be brought only in the Bankruptcy Court, which shall retain jurisdiction over the subject matter and the Parties for this purpose.

23. Restoration. In the event that the Bankruptcy Court denies approval of this Agreement, this Agreement shall terminate and be null and void and have no further force or effect and the Parties shall be restored to their respective factual and legal positions which existed immediately prior to execution of this Agreement.

24. Party in Interest. Nothing in this Agreement shall be construed to prohibit any Party from appearing as a party in interest in any matter to be adjudicated in the Bankruptcy Case so long as such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement.

IN WITNESS WHEREOF, the Parties have at their hands and seals, or their appropriate officer or agent has executed this Agreement, on the date first written above.

CDC Corporation

By: Marcus A. Watson

Its: Chief Restructuring Officer

Aptean	Asia Pacific Online Limited

By:	By:

Its:	Its:

Wong Chung Kiu (a.k.a. C.K. Wong)	Monish Bahl

Yip Hak Yung (a.k.a. Peter Yip)	Thomas M. Britt III

Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien)	Wong Kwong Chi (a.k.a. Simon Wong)

Francis Kwok-Yu Au	Wang Cheung Yue (a.k.a. Fred Wang)

Donald L. Novajosky

EXHIBIT “C”

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

ORDER PURSUANT TO RULE 9019(a) OF THE FEDERAL RULES OF

BANKRUPTCY PROCEDURE: (1) AUTHORIZING AND APPROVING A

SETTLEMENT AGREEMENT RESOLVING DISPUTES BETWEEN DEBTOR, THE

EQUITY COMMITTEE, EVOLUTION PARTIES, AND DEFENDANT PARTIES IN

RELATED LITIGATION; (2) AUTHORIZING AND APPROVING A SETTLEMENT

AGREEMENT BETWEEN DEBTOR, THE EQUITY COMMITTEE, AND DIRECTOR

AND OFFICER AND OTHER PARTIES; AND (3) AUTHORIZING RELEASE OF

EVOLUTION RESERVE AND LITIGATION EXPENSE RESERVE

This matter is before the Court on the Motion for Entry of an Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure: (1) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, Evolution Parties, and Defendant Parties in Related Litigation; (2) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, and Director and Officer and Other Parties, and (3) Authorizing the Release of the Evolution Reserve and the Litigation

Expense Reserve (the “Motion”). All capitalized terms used but not defined herein shall have the meanings given to them in the Settlement Agreements, and should the terms of the Motion and Settlement Agreements differ, the Settlement Agreements shall control.

The Court has considered the Motion and the matters reflected in the record of the hearing held on the Motion. It appears that the Court has jurisdiction over this proceeding; that appropriate and sufficient notice of the Motion has been given; that this is a core proceeding; that the relief sought in the Motion is in the best interests of Debtor, the estate, and the creditors and interest holders; and that good and sufficient cause exists for such relief.

Accordingly, it is hereby ORDERED as follows:

1. The Motion is GRANTED.

2. The settlement agreement by and between the Debtor, the Equity Committee, the Evolution Parties, and the NY Defendant Parties (the “Evolution Settlement Agreement”) is approved.

3. The settlement agreement by and between the Debtor, the Equity Committee, and the Director and Officer and Other Parties (the “Side Agreement”) is approved.

4. The Evolution Settlement Agreement and the Side Agreement are interdependent and together constitute the settlement and compromise approved hereunder pursuant to Bankruptcy Rule 9019.

5. Debtor is authorized and directed to execute the settlement agreements and to take any and all actions as may be reasonably necessary and appropriate to consummate the settlements described therein.

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6. The release of the Evolution Reserve and the Litigation Expense Reserve in accordance with and subject to the provisions of the Evolution Settlement Agreement is approved.

7. This order and the settlement agreements are binding on the Bankruptcy Estate and the signatory parties’ successors and assigns, any Chapter 7 or 11 trustee at any time hereafter appointed, the Liquidation Trust, Liquidation Trustee, and any plan administrator.

8. This Order is effective upon entry and is not stayed under Bankruptcy Rule 6004(h); and

9. The Court shall retain jurisdiction to hear and determine all matters arising from the implementation of this Order.

[END OF DOCUMENT]

Prepared and presented by:

LAMBERTH, CIFELLI, STOKES,
ELLIS & NASON, P.A.
Counsel for Debtor

/s/ James C. Cifelli
James C. Cifelli

Georgia Bar No. 125750 jcifelli@lcsenlaw.com
3343 Peachtree Road, NE, Ste. 550
Atlanta, GA 30326
(404) 262-7373 / Fax (404) 262-9911

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

James C. Cifelli, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

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Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

Aaron M. Zeisler, Satterlee Stephens Burke & Burke, LLP, 230 Park Avenue, 11th Floor, New York, NY 10169

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CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

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Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

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Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

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Michael H. Goldstein

Stutman, Treister & Glatt

1901 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

mgoldstein@stutman.com

Lee B. Hart

Greenberg Traurig, LLP

Terminus 200

3333 Piedmont Road, Suite 2500

Atlanta, GA 30305

hartle@gtlaw.com

Scott A. Cummings

Dorsey & Whitney

Kearns Building

136 South Main Street, Suite 1000

Salt Lake City, UT 84101

cummings.scott@dorsey.com

Steve Estep

Cohen, Cooper, Estep & Allen

3330 Cumberland Boulevard, Suite 600

Atlanta, GA 30339

sestep@ccealaw.com

Erin N. Brady

Jones Day

555 South Flower Street, 15th Floor

Los Angeles, CA 90071

enbrady@JonesDay.com

Charles T. Spada

Lankler Siffert & Wohl LLP

500 Fifth Avenue, 33rd Floor

New York, NY 10110

CSpada@lswlaw.com

Karen A. Grus

Holwell Shuster & Goldberg LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

kgrus@hsgllp.com

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Stephen S. Roach

Troutman Sanders LLP

Bank of America Plaza

600 Peachtree Street, Suite 5200

Atlanta, GA 30308

stephen.roach@troutmansanders.com

This 12th day of December, 2012.

/s/ William D. Matthews
3343 Peachtree Road NE, Suite 550	William D. Matthews
Atlanta, GA 30326	Georgia Bar No. 470865
(404) 262-7373	WDM@lcsenlaw.com
(404) 262-9911 (facsimile)

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